Exhibit 99.10

CONSENT OF EXPERT

Reference is made to the Current Report on Form 6-K of New Pacific Metals Corp. (the “Company”) dated September 3, 2026, and any amendments thereto (the “6-K”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Management’s Discussion and Analysis (the “MD&A”) for the year ended June 30, 2026, which is filed as an exhibit to the 6-K, and the Registration Statement on Form F-10 (Registration No. 333-290324) of the Company filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and incorporation by reference and/or summaries of the following report:

Technical Report titled “Carangas Project NI 43-101 Technical Report and Preliminary Economic Assessment” with an effective date of July 16, 2026,

and all other references to me, in the MD&A and the Registration Statement.

Sections responsible for in the Carangas Project Technical Report: 1.1–1.2, 1.15, 1.16.1, 1.17, 1.19, 1.20, 1.21, 2.1–2.3, 2.4.5, 2.5-2.7, 3.1, 17, 18.1–18.3, 18.7–18.8, 18.10, 19, 21.1, 21.2.1–21.2.2, 21.2.4–21.2.10, 21.3.1–21.3.2, 21.3.4–21.3.7, 22, 23, 24, 25.1, 25.10–25.12, 25.14–25.16, 25.17.1, 25.17.2.7–25.17.2.8.1, 25.17.3.6, 26.1, 26.6, 26.7.5, and 27.

/s/ Kevin Murray

Kevin Murray, P.Eng.
September 3, 2026